Exhibit (a)(1)

January 12, 2009

To:	Affected Threshold Employees, Consultants, Executive Officers and Directors

Re:	IMPORTANT: Threshold Option Exchange Program

The Board of Directors of Threshold Pharmaceuticals, Inc. has approved a special program called the Threshold Option Exchange Program. As explained in more detail in the attached documents, under this program all Threshold employees, consultants, executive officers and directors will be able to exchange certain existing stock options for new stock options with prices that more closely reflect current market conditions. This program is closely regulated with very specific rules. Therefore, we will hold a meeting on Thursday, January 15 at 1:00 p.m., Pacific Standard Time, to explain the program in detail and to answer any questions (specifics regarding the meeting will follow in the upcoming days). Additional meetings will be scheduled if needed. But in the interim, let me give you an overview of the program:

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The stock option exchange program allows Threshold employees, consultants, executive officers and directors to cancel stock option grants that were granted between February 10, 2005 and December 31, 2008 in exchange for the promise of an equal number of unvested replacement stock option grants;

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If some of your stock options were granted prior to February 9, 2005 or after December 31, 2008, you can participate in the program with only those stock options that were granted between February 9, 2005 and December 31, 2008;

•	The program is completely voluntary, so every individual employee, consultant, executive officer or director can choose whether or not he/she wants to participate;

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Each replacement option will be entirely unvested when granted. Each replacement option will vest pro-rata on each monthly anniversary of the grant date such that the replacement option will become fully vested on the later of (a) January 12, 2010 and (b) the same date the current option would have become fully vested had it not been exchanged; and

•	Replacement options will be priced at the NASDAQ closing sales price of Threshold common stock on the date the replacement options are granted.

The details on the Threshold Option Exchange Program are in the following documents:

•	Offer to Exchange dated January 12, 2009;

•	Letter of Transmittal;

•	Form of Notice of Withdrawal; and

•	Question and Answer Document Regarding the Offer to Exchange.

We urge you to read each of these documents carefully. If you would like additional copies of any of these documents delivered to you, please contact Threshold’s Senior Director, Finance and Controller, Joel A. Fernandes, by e-mail at jfernandes@thresholdpharm.com or by telephone at (650) 474-8200.

Please remember that if you decide to take part in the Option Exchange Program, you must fill out and sign the forms included in the package. Forms must be received by Mr. Fernandes at Threshold’s offices in Redwood City by 5:00 p.m., Pacific Standard Time, on February 12, 2009. If the proper forms are not received by the deadline you will not be able to participate in this program.

I know there are many questions and we will try to answer each and every one of them.

Sincerely,

Harold E. Selick, Chief Executive Officer on behalf of the Board of Directors and the Threshold Management Team